Exhibit 99.1

GRINDROD SHIPPING HOLDINGS LTD.
(Incorporated in Singapore)

(Registration No.: 201731497H)

Primary listing on the NASDAQ Global Select Market

Secondary listing on the JSE Main Board

NASDAQ Share code: GRIN and SEC CIK Number: CIK0001725293

JSE Share code: GSH and ISIN: SG9999019087
(the “Company”)

ANNOUNCEMENT
PROPOSED SELECTIVE CAPITAL REDUCTION

1	INTRODUCTION

The board of directors (the “Board”) of Grindrod Shipping Holdings Ltd. (the “Company”) wishes to announce that it proposes to seek the approval of the shareholders of the Company (the “Shareholders”) at an extraordinary general meeting of the Company (the “EGM”) to be convened, for a selective capital reduction exercise to be undertaken by the Company (the “Selective Capital Reduction”) pursuant to sections 78G to 78I of the Companies Act 1967 of Singapore (the “Companies Act”).

2	SELECTIVE CAPITAL REDUCTION

2.1	Background

On 28 October 2022, Good Falkirk (MI) Limited (“GF”) a wholly-owned subsidiary of Taylor Maritime Investments Limited (“TMI”, and together with GF referred to as the “Non-Participating Shareholders”) made a voluntary conditional cash offer (the “VGO”) for all the issued ordinary shares in the capital of the Company (“Shares”) (other than Shares held by GF and Shares held in treasury), in accordance with Rule 15 of The Singapore Code on Take-overs and Mergers (the “Code”) and the rules of the U.S. Securities and Exchange Commission (the “SEC”).

As at the close of the VGO at 11:59 p.m. (New York time) on 19 December 2022, the total number of Shares owned, controlled, or agreed to be acquired by GF and its concert parties and Shares validly tendered into the VGO amounted to an aggregate of 16,206,365 Shares, representing approximately 83.23% of the total number of issued Shares at such date.

As at the date of this Announcement (the “Announcement Date”), GF holds 16,206,365 Shares, representing approximately 82.33%1 of the total number of issued Shares.

2.2	Company’s proposal

The Company proposes to implement the Selective Capital Reduction and cancel all the Shares held by the Shareholders, other than the Shares held by GF (such Shareholders whose Shares will be cancelled pursuant to the Selective Capital Reduction, referred to as the “Participating Shareholders”), comprising 3,479,225 Shares (the “Participating Shares”).

The Participating Shareholders will receive US$14.25 for each Participating Share held that is cancelled as a result of the Selective Capital Reduction.

[1]	For the purposes of computation in this Announcement, the total number of issued Shares is 19,685,590 Shares; the Company does not hold any Shares in treasury.

2.3	Reduction of share capital

As at the Announcement Date, the Company’s issued and paid-up share capital is US$290,193,001, comprising 19,685,590 Shares. There is only one class of shares in issue. The Company does not hold any Shares in treasury. There are no outstanding instruments convertible into, rights to subscribe for, or options in respect of, Shares or securities in the Company which carry voting rights.

The Selective Capital Reduction will involve reducing the issued share capital of the Company from US$290,193,001 comprising 19,685,590 Shares to US$240,614,044.75 comprising 16,206,365 Shares, representing a reduction of the total number of issued Shares by approximately 17.67%.

The Selective Capital Reduction will be effected by:

(a)	cancelling the amount of US$49,578,956.25 constituting the part of the total paid-up share capital of the Company held by the Participating Shareholders; and

(b)	cancelling the 3,479,225 Participating Shares constituting the part of the total issued share capital of the Company held by the Participating Shareholders.

2.4	Cash Distribution

The aggregate sum of US$49,578,956.25 arising from the Selective Capital Reduction will be returned to the Participating Shareholders in cash (the “Aggregate Cash Distribution”), on the basis of US$14.25 for each Participating Share held by each Participating Shareholder that is cancelled as a result of the Selective Capital Reduction (the “Cash Distribution per Share”).

2.5	Funds for the Selective Capital Reduction

The Selective Capital Reduction will be funded from existing cash and cash equivalents of the Company.

2.6	Selective Capital Reduction conditional

The Selective Capital Reduction will be conditional on the satisfaction of the conditions set out in paragraph 3 below.

3	CONDITIONS

The Selective Capital Reduction will be conditional upon the following (the “Conditions”):

Requirements under the Companies Act

(a)	obtaining Shareholders’ approval by way of a special resolution at an extraordinary general meeting of the Company to be convened to approve the Selective Capital Reduction pursuant to section 78G of the Companies Act;

(b)	the grant of the order of the High Court of the Republic of Singapore (“Court”) approving the Selective Capital Reduction (the “Court Order”), and such Court Order having become final;

(c)	the lodgment of the Court Order (and such other documents as prescribed by section 78I(3) of the Companies Act) with the Accounting and Corporate Regulatory Authority of Singapore (“ACRA”) within 90 days beginning with the date the Court Order is made, or within such longer period as ACRA may allow;

South African regulatory approvals

(d)	receipt of the approval of the Johannesburg Stock Exchange (the “JSE”) for the corporate action timetable and the circular to Shareholders in relation to the Selective Capital Reduction (the “Circular”); and

(e)	receipt of the approval of the Financial Surveillance Department of the South African Reserve Bank (“SARB”) for the release of the Circular.

4	INFORMATION ON THE NON-PARTICIPATING SHAREHOLDERS

4.1	Information on TMI

TMI was registered in Guernsey under the Companies (Guernsey) Law, 2008 on 31 March 2021. TMI’s registration number is 69031 and it is regulated by the Guernsey Financial Services Commission as a registered closed-ended collective investment scheme pursuant to the Protection of Investors (Bailiwick of Guernsey) Law, 2020, the Registered Collective Investment Scheme Rules 2021 and the Prospectus Rules 2021. TMI’s ordinary shares were admitted to the premium listing segment of the Official List of the UK Listing Authority and began trading on the Main Market of the London Stock Exchange on 27 May 2021.

TMI specialises in the acquisition and chartering of vessels in the handysize and supramax/ultramax bulk carrier segments of the global shipping sector. TMI invests in a diversified portfolio of vessels which are primarily second-hand. The current portfolio numbers 19 vessels in the geared dry bulk segment. The ships are employed utilising a variety of employment/charter strategies.

Share capital

As at the Announcement Date, TMI has an issued and fully paid share capital of US$333,479,334 comprising 330,215,878 ordinary shares.

Board of directors of TMI

As at the Announcement Date, the directors of TMI are Edward David Christopher Buttery (“Ed Buttery”), Christopher Richard Buttery, Sandra Platts, Charles Maltby, Trudi Clark, Francis Dunne and Henry Clavering Tollemache Strutt.

4.2	Information on GF

GF is wholly-owned subsidiary of TMI which is incorporated in the Republic of the Marshall Islands. GF’s principal business is to hold investments on behalf of TMI and its subsidiaries and affiliates. GF currently holds TMI’s existing investment in the Company.

As at the Announcement Date, GF has an issued and paid-up share capital of US$1 divided into 1 ordinary share.

As at the Announcement Date, the corporate director of GF is TMI Director 1 Limited. The directors of TMI Director 1 Limited are Trudi Clark, Alexander Slee, and Sandra Platts.

5	RATIONALE FOR, AND BENEFITS OF, THE SELECTIVE CAPITAL REDUCTION

5.1	Opportunity for Participating Shareholders to realise investment

The Selective Capital Reduction is an internal corporate exercise that is proposed by the Company for the Participating Shareholders to have an opportunity to fully exit their investment in the Shares in return for cash. The Selective Capital Reduction would enable the Company to return the aggregate sum of US$49,578,956.25 in cash to the Participating Shareholders in respect of the cancellation of the Participating Shares held by them.

5.2	Certainty of a premium

The Selective Capital Reduction provides an immediate and certain exit opportunity for Shareholders at an attractive premium to the Company’s share price, without incurring brokerage and other costs. The Cash Distribution of US$14.25 per Share represents the following premia over:

(a)	the last traded price per Share as quoted on the NASDAQ and the JSE respectively on 28 March 2024, being the last practicable full day of trading in the Shares on the NASDAQ and the JSE, preceding the Announcement Date (the “Last Trading Day”); and

(b)	the volume-weighted average price (“VWAP”) per Share as transacted on the NASDAQ and the JSE respectively for the 30-day, 60-day, 90-day and 180-day periods respectively prior to the Last Trading Day.

NASDAQ

	Description	Share price (1)	Premium of Cash Distribution of US$14.25 over Share price (2)
1.	Last traded price per Share on 28 March 2024, being the Last Trading Day	US$10.35	37.7%
2.	VWAP for the 30-day period prior to the Last Trading Day	US$9.53	49.5%
3.	VWAP for the 60-day period prior to the Last Trading Day	US$9.31	53.1%
4.	VWAP for the 90-day period prior to the Last Trading Day	US$9.35	52.4%
5.	VWAP for the 180-day period prior to the Last Trading Day	US$9.09	56.8%

Notes:

(1)	The Company’s share price quoted on the NASDAQ based on data extracted from Bloomberg L.P. as at the Last Trading Day, rounded to the nearest two decimal places.

(2)	The percentage figures are rounded to the nearest one decimal place.

JSE

	Description	Share Price (1)	Exchange rate (USD/ZAR) (2)	USD converted share price (3)	Premium of Cash Distribution of US$14.25 over Share Price (4)
1.	Last traded price per Share on 28 March 2024, being the Last Trading Day	ZAR 200.00	18.94	US$10.56	34.9%
2.	VWAP for the 30-day period prior to the Last Trading Day	ZAR 174.32	18.94	US$9.20	54.8%
3.	VWAP for the 60-day period prior to the Last Trading Day	ZAR 177.30	18.94	US$9.36	52.2%
4.	VWAP for the 90-day period prior to the Last Trading Day	ZAR 177.22	18.94	US$9.36	52.3%
5.	VWAP for the 180-day period prior to the Last Trading Day	ZAR 173.72	18.94	US$9.17	55.4%

Notes:

(1)	The Company’s share price quoted on the JSE based on data extracted from Bloomberg L.P. as at the Last Trading Day, rounded to the nearest two decimal places.

(2)	The rate extracted from Bloomberg L.P. as at the Last Trading Day, rounded to the nearest two decimal places.

(3)	The ZAR price converted to USD at the rate extracted from Bloomberg L.P. as at the Last Trading Day, rounded to the nearest two decimal places.

(4)	The percentage figures are rounded to the nearest one decimal place.

6	CONFIRMATION OF FINANCIAL RESOURCES

ZICO Capital Pte. Ltd., as financial adviser to the Company in connection with the Selective Capital Reduction (the “Financial Advisor”), confirms that sufficient financial resources are available to the Company to fund the Aggregate Cash Distribution pursuant to the Selective Capital Reduction.

7	EXEMPTIONS BY THE SECURITIES INDUSTRY COUNCIL

The Securities Industry Council (the “SIC”) has exempted the Selective Capital Reduction from certain provisions of the Code, including Rules 14, 15, 16, 17, 20.1, 21, 22, 28, 29 and 33.2 and Note 1(b) on Rule 19 of the Code, subject to the following conditions:

(a)	the Non-Participating Shareholders and their concert parties will abstain and not vote on the special resolution relating to the Selective Capital Reduction at the EGM to be convened for the purposes of approving the Selective Capital Reduction;

(b)	the directors of the Company who are also directors of the Non-Participating Shareholders, or who are acting in concert with the Non-Participating Shareholders and their concert parties, will abstain from making a recommendation to the Participating Shareholders on the Selective Capital Reduction; and

(c)	the Company appoints an independent financial adviser to advise the Participating Shareholders on the Selective Capital Reduction.

8	DISCLOSURES ON HOLDINGS AND DEALINGS IN COMPANY SECURITIES

8.1	Non-Participating Shareholders and their concert parties

8.1.1	As at the Announcement Date, the Non-Participating Shareholders and parties acting in concert with them own or control in aggregate 16,419,947 Shares, representing approximately 83.41% of all the Shares, details of which are set out in the Appendix.

8.1.2	Save as disclosed in this Announcement (in particular the Appendix), and based on the latest information available to the Non-Participating Shareholders, neither the Non-Participating Shareholders nor parties acting in concert with them:

(a)	owns, controls or has agreed to acquire any:

(i)	Shares;

(ii)	securities which carry voting rights in the Company; and

(iii)	convertible securities, warrants, options or derivatives in respect of such Shares or securities which carry voting rights in the Company,

(collectively, the “Company Securities”);

(b)	has received any irrevocable undertakings from any party to vote in favour of the Selective Capital Reduction;

(c)	has dealt for value in any Company Securities during the period commencing three months preceding the Announcement Date;

(d)	has entered into any arrangement (whether by way of option, indemnity or otherwise) in relation to the Shares which might be material to the Selective Capital Reduction; or

(e)	has in respect of the Company Securities:

(i)	granted a security interest over any Company Securities to another person, whether through a charge, pledge or otherwise;

(ii)	borrowed from another person any Company Securities (excluding borrowed Company Securities which have been on-lent or sold); or

(iii)	lent any Company Securities to another person.

8.2	Directors of the Company

As at the Announcement Date, none of the directors of the Company: (a) has any direct or deemed interests in the Company Securities, or (b) has dealt for value in any Company Securities during the three-month period immediately preceding the Announcement Date.

8.3	Financial Advisor

As at the Announcement Date, none of the Financial Advisor, its related corporations or any funds whose investments are managed by the Financial Advisor on a discretionary basis (a) owns or controls any Company Securities; or (b) has dealt for value in any Company Securities during the three-month period immediately preceding the Announcement Date.

8.4	IFA

As at the Announcement Date, none of the IFA (as defined below), its related corporations or any funds whose investments are managed by the IFA on a discretionary basis (a) owns or controls any Company Securities; or (b) has dealt for value in any Company Securities during the three-month period immediately preceding the Announcement Date.

9	IRREVOCABLE UNDERTAKINGS

None of the Non-Participating Shareholders, their concert parties, and/or the Company has received any irrevocable undertaking from any Shareholder to vote in favour of the Selective Capital Reduction.

10	SHAREHOLDERS’ AND COURT APPROVAL

Shareholders’ approval is being sought for the Selective Capital Reduction in accordance with the provisions of the Companies Act. Pursuant to section 78G of the Companies Act, the Selective Capital Reduction requires:

(a)	a special resolution[2] to be passed by the Shareholders approving the Selective Capital Reduction; and

(b)	the approval and confirmation by the Court of the Selective Capital Reduction.

Upon the Court Order being made and having become final, the Selective Capital Reduction will take effect upon the lodgement of a copy of the Court Order, together with the other documents as prescribed under the Companies Act, with ACRA within 90 days beginning from the date the Court Order is made, or within such longer period as ACRA may allow.

11	INDEPENDENT FINANCIAL ADVISER

11.1	Appointment of IFA

In connection with the Selective Capital Reduction, the Board wishes to announce that CEL Investment Corporate Finance Pte. Ltd. has been appointed as the independent financial adviser (the “IFA”) to advise the directors of the Company who are considered independent for the purposes of the Selective Capital Reduction (the “Independent Directors”).

11.2	Fairness opinion by IFA

The IFA will be providing, in the Circular, a fairness opinion addressed to the Independent Directors, on the financial terms of the Selective Capital Reduction to the Participating Shareholders.

[2]	A special resolution requires the approval of at least 75 per cent. of all Shares voted by Shareholders present and voting at the EGM.

12	CIRCULAR TO SHAREHOLDERS AND NOTICE OF EGM

The Circular setting out the relevant information relating to the Selective Capital Reduction and containing the advice of the IFA and the recommendation of the Independent Directors, together with the notice of the EGM (the “Notice”) to be convened to seek the approval of the Shareholders for the Selective Capital Reduction, will be despatched to Shareholders in due course. The Circular will contain the information required to be included under Rule 13e-3 of the SEC promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) and will be filed with the SEC as an exhibit to a Transaction Statement on Schedule 13e-3 of the SEC. A copy of the Circular and the Notice will also be made available by the Company to Shareholders through the SENS electronic platform of the JSE, the electronic platform of the NASDAQ, and on the Company’s website at https://www.grinshipping.com/Content/EventsPresentationsAndNotices. Please refer to the Company’s website for further announcements in relation to the Selective Capital Reduction.

13	ABSTENTIONS

13.1	Non-Participating Shareholders and their concert parties

The Non-Participating Shareholders and their concert parties will abstain and not vote on the special resolution relating to the Selective Capital Reduction at the EGM to be convened for the purposes of approving the Selective Capital Reduction. In this regard:

(a)	Taylor Maritime Group Limited (“TMG”), a company incorporated in the Republic of the Marshall Islands, is acting in concert or presumed to be acting in concert with the Non-Participating Shareholders; and

(b)	Temeraire Holding (MI) Limited (“Temeraire”), a company incorporated in the Republic of the Marshall Islands, is acting in concert or presumed to be acting in concert with the Non-Participating Shareholders.

Accordingly, Non-Participating Shareholders that hold Shares, TMG, and Temeraire, will abstain and not vote on the special resolution relating to the Selective Capital Reduction at the EGM to be convened for the purposes of approving the Selective Capital Reduction. For the avoidance of doubt, TMG and Temeraire are not prohibited from participating in the Selective Capital Reduction, although they will abstain from voting on the aforementioned special resolution.

13.2	Abstaining directors

The directors of the Company who are also directors of the Non-Participating Shareholders, or who are acting in concert with the Non-Participating Shareholders and their concert parties, will abstain from making a recommendation to the Participating Shareholders on the Selective Capital Reduction.

14	LISTING STATUS

14.1	Nasdaq

If the Selective Capital Reduction becomes effective, all the Shares will be owned by GF. The Company will be delisted from NASDAQ. Upon the Selective Capital Reduction becoming effective, the Company intends to as soon as practicable voluntarily delist the Shares from NASDAQ and will issue an announcement of the delisting of the Shares on NASDAQ.

14.2	JSE

14.2.1	If the Selective Capital Reduction becomes effective, all the Shares will be owned by GF. In that event, it is expected that the JSE will initiate the removal of the Shares from the list maintained by the JSE of securities admitted to listing (the “List”). The approval of the SARB to such a delisting has already been obtained.

14.2.2	It is anticipated that the removal of the Shares from the List will take effect within 30 JSE business days[3] after the publication by the Company of an announcement that the Selective Capital Reduction has become effective.

14.3	Implications of delisting

Delisting of the Shares from NASDAQ and the cancellation of the listing on the List maintained by the JSE would significantly reduce the liquidity and marketability of the Shares. Delisting of the Shares from the JSE would significantly reduce the liquidity and marketability of the Shares held on the South African register.

15	RESPONSIBILITY STATEMENT

15.1	Board of the Company. The directors of the Company (including any who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement (other than paragraphs 4 and 8.1 above and the Appendix to this Announcement for which the TMI Board and/or the GF Board have taken responsibility, and all other facts relating to, and opinions expressed by, TMI and/or GF) are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly. Where any information in this Announcement has been extracted or reproduced from published or publicly available sources (other than paragraphs 4 and 8.1 above and the Appendix to this Announcement for which the TMI Board and/or the GF Board have taken responsibility, and all other facts relating to, and opinions expressed by, TMI and/or GF), the sole responsibility of the Board has been to ensure, through reasonable enquiries, that such information is accurately and correctly extracted from such sources or, as the case may be, reflected or reproduced in this Announcement.

15.2	TMI Board. The directors of TMI (including any who may have delegated detailed supervision of this Announcement) (the “TMI Board”) have taken all reasonable care to ensure that the facts stated and all opinions expressed in paragraphs 4, 8.1, and 13.1 above and the Appendix to this Announcement (other than all facts relating to, and opinions expressed by, the Company and the Financial Advisor) are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly. Where any information in paragraphs 4, 8.1, or 13.1 above or the Appendix to this Announcement has been extracted or reproduced from published or publicly available sources (other than all facts relating to, and opinions expressed by, the Company and the Financial Advisor), the sole responsibility of the TMI Board has been to ensure, through reasonable enquiries, that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in paragraphs 4, 8.1, and 13.1 above and the Appendix to this Announcement.

15.3	GF Board. The directors of GF (including any who may have delegated detailed supervision of this Announcement) (the “GF Board”) have taken all reasonable care to ensure that the facts stated and all opinions expressed in paragraphs 4, 8.1, and 13.1 above and the Appendix to this Announcement (other than all facts relating to, and opinions expressed by, the Company and the Financial Advisor) are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly. Where any information in paragraphs 4, 8.1, or 13.1 above or the Appendix to this Announcement has been extracted or reproduced from published or publicly available sources (other than all facts relating to, and opinions expressed by, the Company and the Financial Advisor), the sole responsibility of the GF Board has been to ensure, through reasonable enquiries, that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in paragraphs 4, 8.1, and 13.1 above and the Appendix to this Announcement.

[3]	“JSE business days” being any day other than a Saturday, Sunday or any other day on which the JSE is closed.

4 April 2024

BY ORDER OF THE BOARD	BY ORDER OF THE BOARD	BY ORDER OF THE BOARD
GRINDROD SHIPPING HOLDINGS LTD.	GOOD FALKIRK (MI) LIMITED	TAYLOR MARITIME INVESTMENTS LIMITED

APPENDIX

DISCLOSURES OF HOLDINGS IN COMPANY SECURITIES

Based on the latest information available to the Non-Participating Shareholders and responses received pursuant to enquiries made by the Non-Participating Shareholders, the holdings of Company Securities of the Non-Participating Shareholders and the following persons who are acting in concert with them as at the Announcement Date, are set out below:

Name	Direct Interest		Total Interest
	No. of Shares	%(1)	No. of Shares		%(1)
TMI	0	0.00	16,206,365	(2)	82.33	1(2)
GF	16,206,365	82.33	16,206,365		82.33
TMG	138,828	0.71	138,828		0.71
Temeraire	74,754	0.38	74,754		0.38
TOTAL	16,419,947	83.41	16,419,947		83.41

Note:

(1)	Calculated based on 19,685,590 Shares in issue. The percentage figures are rounded to the nearest two decimal places.

(2)	TMI is deemed to have an interest in the Shares held by GF, given that GF is a wholly-owned subsidiary of TMI.